

April 3, 2014

Via E-mail
Mr. R. Bruce McDonald
Executive Vice President and Chief Financial Officer
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, WI 53209

> **Re: Johnson Controls, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2013**
> **Filed November 21, 2013**
> **File No. 1-5097**

Dear Mr. McDonald:

We have reviewed your response dated March 21, 2014 and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended September 30, 2013

Note 20. Nonconsolidated Partially-Owned Affiliates, page 108

1. We note your response to prior comment 2 where you have provided the calculation of profit before income taxes used in the income test (i.e. the denominator). Further clarify the items included in the adjusted income before taxes, specifically addressing the difference between equity income of $402 million and equity income of $364 million. Additionally, please provide us with a significance calculation that also includes your calculation of your proportionate share of the pre-tax income from continuing operations of the investees (i.e. the numerator).

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar at (202) 551-3787, or Pam Long, Assistant Director, at (202) 551-3765, with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant